Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

New American Arriving

Arrivals Arrivals def. Creating a Premier Global Carrier

A joint merger communication for employees of the new American

March 20, 2013

Issue 5

Arrivals is Now a Joint Publication

In the spirit of our merger as the new American Airlines, the teams from American and US Airways have come together to make this weekly merger newsletter available to all employees of both companies. Going forward, we’ll spotlight features about both airlines to help everyone get acquainted with the new company and each other’s business and culture.

What better way to kick off our first week of combined distribution than with some American/US Airways employee bonding? Last Thursday employees from both airlines (shown at left) attended the annual Women in Aviation convention in Nashville, Tenn., where a group of thoughtful American pilots brought flowers and a warm welcome to employees at the US Airways table. Everyone involved expressed the same sentiment: We’re glad to be together!

Hear Ye, Hear Ye

US CEO Doug Parker and American CEO Tom Horton traveled to Capitol Hill this Tuesday to outline the benefits of a merger before the Senate Judiciary Committee’s Subcommittee on Antitrust, Competition Policy, and Consumer Rights. Here are a few highlights from their testimony:

Tom Horton on the future of the new American:

“...Our merger with US Airways will create the new American Airlines, a global competitor worthy of bearing the name of our country as America’s flag carrier. Flying under the iconic American Airlines brand, it will be positioned to compete – not just against other domestic carriers but against the best the world has to offer. Doug and I are aligned and very focused on ensuring that this merger delivers on the promises and potential it has to offer for our customers, our people and our owners.”

Doug Parker on what the merger means for employees:

“[The new American Airlines’] financial stability also will provide very significant benefits to our employees, including a path to better pay and benefits; more jobs and greatly improved job security; and better opportunities for advancement.”

In connection with the hearing, leaders from five major unions representing American and US Airways employees reaffirmed their strong support for the merger in a letter to the

Senate Subcommittee:

Right, American flight attendants with Doug Parker after the Senate hearing.

“As the elected leadership of many of the companies’ workgroups, we can say with certainty that our colleagues are looking forward to the day our operations are combined. Not only will 100,000 employees benefit from the proposed merger, but so will the new American Airlines, the communities we serve, our companies’ investors, the commercial aviation industry, and the flying public.” The union letter and the joint testimony are available at www.newAmericanarriving.com.

INSIDE

Hub love: ORD pg 2

Culture club pg 3

New places, new faces pg 4

Mouseprint pg 5

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Hub love: ORD

To help our employees learn more about our operations as a merged carrier, each issue of Arrivals will spotlight one of the combined company’s hubs. Check out this weekly feature for fun facts and information about the new American’s nine biggest operational centers.

Chicago (ORD)

American Airlines traces its Chicago roots to the 1920s, when a young aviator named Charles A. Lindbergh stowed a bag of mail in his tiny biplane and took off from Chicago for St. Louis. ORD has since become the second largest hub airport operation in American’s global network. Along with DFW, ORD was one of the first cities to be designated as a hub by American in the 1980s, when the carrier moved from the historic “point-to-point” business model to the “hub-and-spoke” model that all domestic legacy airlines use today.

• American’s headquarters was in Chicago, at what is today called Midway Airport, until the mid-1930s, when it moved to New York’s LaGuardia Airport.

ORD is the second-busiest airport in the country, serving more than 65 million customers every year.

• American and American Eagle fly nonstop to 149 different destinations from ORD.

• American accounts for 27 percent of the traffic at ORD.

• ORD has seven runways and 198 gates, giving this airport the capacity to move 2,400 passengers every hour. American, American Eagle and AmericanConnection operate from 70 gates in Terminal 3.

How will the merger benefit ORD?

The merger of US Airways and American Airlines will:

· Increase the connectivity of ORD and strengthen its presence as a hub – American and US offer more than 478 combined daily departures out of ORD.

· Give customers access to a larger network, including flights to more than 120 domestic destinations; and additional nonstop, international service to the Caribbean, Central and South America, Europe, the Middle East, Asia and the Pacific. Support jobs and communities in the region – together we employ approximately 9,680 people and serve six locations throughout the state.

Thoughts from third parties

“You will see deals on frequent-flier miles and other promotional things like that that you’ve never seen before in Chicago.” – Darryl Jenkins, Airline Industry Consultant, Crain’s Chicago Business (Feb. 14, 2013)

“Having now two of the largest air carriers hubbing in Chicago and having that infrastructure to continue to more efficiently grow their route structure and add service and connectivity — I think it strengthens our position.” – Rosemary Andolino, Commissioner, Chicago Department of Aviation (Feb. 14, 2013)

“You’ll have more one-stop service out of Chicago into Europe. You’ll either be able to fly nonstop or one-stop to a ton more cities than you did before.” – Tom Parsons, CEO, BestFares.com (Feb. 14, 2013)

Chicago Fun Facts

· People often call Chicago the “Windy City,” but it has a few lesser-known nicknames, including the “City of Big Shoulders,” the “Second City” and the “City That Works.” Known for its thriving culinary scene, Chicago is home to more than

5,500 restaurants.

· The first splitting of the atom occurred at the University of Chicago, leading to the development of the atomic bomb and nuclear power.

Chicago is the birthplace of both Hostess Twinkies and the pinball game, both created in 1930.

Home to the Chicago Cubs, the White Sox and many baseball fans, Chicago hosted the first All-Star Baseball Game in 1933. Although the White Sox last won the World Series in 2005, it’s been more than 100 years since the Cubs have taken home the championship title.

· Every year the city dyes the Chicago River green to celebrate St. Patrick’s Day.

Chicago features 19 miles of lakefront bicycle paths and 552 parks, making it a great getaway for travelers who love being outside.

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Culture club: Our values at work

Meet Frank Vandergrift, Flight Attendant, American Airlines

Frank began his career with the company as an agent in 1986 before becoming a flight attendant in 1999. One fun fact about Frank is that he is featured on the “Welcome Aboard” screens throughout the new Boeing 777-300ER widebody aircraft – that’s him in the photo below.

“I’ve seen many changes throughout my career at American Airlines,” Frank says. “However, I’m looking forward to bringing American and US Airways together to create one of the world’s leading airlines.”

· Name: Frank Vandergrift Title: Flight Attendant

· Job function: To ensure the safety and comfort of our customers during all phases of flight Based in: Dallas/Fort Worth, Texas

· Years of service: 27 years

· Proudest moment at the company: Reaching 25 years of service

· Favorite memory: “I have too many favorite moments to only share one, but I can say a majority of those great moments involved working with the many outstanding people at American on any given day.”

Meet Lori Vitto, Flight Attendant, US Airways

Lori began her career at US Airways during another merger. Hired by Pacific Southwest Airlines (PSA) in 1988, Lori began training when the merger with US Air was announced. After flying out of SAN, LAX and PHL bases, she landed in the DCA base in 1994. Lori caught a case of “Potomac fever” as she began to work on legislative issues for her union, AFA, and partnered with the US Airways Government Affairs team to help US Airways win coveted routes to Europe. Lori serves on the Flight Attendant Involvement Team with fellow flight attendants and the Inflight Services Department, and focuses on domestic service and uniform issues.

Lori attended the hearing in Washington, D.C. on Tuesday and said, “I’m excited to witness history and take part in building a premier global airline.”

· Name: Lori Vitto Title: Flight Attendant

· Job function: Safety and service professional who takes care of our customers on each flight Based in: Washington, D.C.

· Years of service: 25 years

· Proudest moment at the company: Partnership of union and management lobbying together to secure international routes for US Air during the 1990s Favorite memory: “I love working the US Airways Shuttle Flights between DCA and New York and Boston. I’ve had the privilege to serve many of our nation’s Senators, House of Representative members and business leaders.”

Where in the world is Doug Parker?

From the Capitol to the Queen City, Doug flew to CLT Wednesday. On the agenda: an employee service awards dinner, a town-hall style meeting with pilots and flight attendants, a round table with CLT-area media and a speech to the CLT-area Chamber of Commerce.

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3

New places, new faces

The merger will give our customers and employees access to dozens of new destinations around the world. Each week *Arrivals* will spotlight some of these new routes, so you can learn more about the extended reach of our new network.

Dusseldorf, Germany (DUS)

The Journey

- Airport: Düsseldorf International Airport
- Get There Nonstop From: Chicago (ORD), beginning April 11
- Aircraft: Boeing 767-300
- American has provided service to Germany for more than 25 years.
- Düsseldorf is the second German destination served by American, which also flies nonstop between DFW and Frankfurt (FRA).
- From Düsseldorf, customers can head to exciting destinations such as Moscow, Tel Aviv and Nice through fellow **one**world® partner, airberlin.

The Destination

- Official Language: German
- Population: 592,393

Fun Facts

- Düsseldorf is the seventh-largest city in Germany and is an international business and financial center, renowned for its fashion and trade fairs.
- Take a ride down the Rhine River and explore two sides of the city simultaneously: the Aldstadt (Old Town) on the right, and the avant-garde, commercial area on the left.



Düsseldorf's Rhine River

London, England (LHR)

The Journey

- Airport: London Heathrow Airport
- Get There Nonstop From: Charlotte (CLT) beginning March 30, Chicago (ORD), Dallas (DFW), New York (JFK), Los Angeles (LAX), Miami (MIA), Philadelphia (PHL)
- Aircraft: Boeing Airbus A330

The Destination

- Official Language: English
- Population: 8,174,100

Fun Facts

- Terminal 1 (US Airways gates) was dedicated by Queen Elizabeth II in May 1969. Terminal 3 (American gates) is over one million square feet and over 20 million customers transit the terminal each year.
- How did Heathrow become Heathrow? During World War II, the British government requisitioned land in and around the ancient agricultural village of Heath Row to expand the air field. And there you have it.



Parliament at sunset.


save the date

Save the date: March 27

Closing our merger requires more than the usual regulatory approval. Since American Airlines is in bankruptcy, the merger agreement also needs to get a thumbs-up from the bankruptcy judge.

American will present the merger agreement for approval on March 27 in the U.S. Bankruptcy Court for the Southern District of New York. In order to provide you with a timely update from this important event, the next issue of *Arrivals* will be published on Thursday, March 28. Stay tuned for more!

Quick Facts

How many times a day do we each fly to the top spring break destinations, according to Orbitz?

American Airlines

Orlando (MCO) – 27
Las Vegas (LAS) – 27
Cancun (CUN) – 17

US Airways

Orlando (MCO) – 28
Las Vegas (LAS) – 18
Cancun (CUN) – 8

4

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Mouseprint

Following is legal language, which we’re required to print on each internal and external publication related to the merger.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Stay in the Know

We’ll continue sending you updates to keep you

informed. In the meantime, please visit:

new Jetnet (newjetnet.aa.com) or

Wings (wings.usairways.com)

www.newAmericanarriving.com – a website

dedicated to the new American Airlines

Follow us on Twitter at @AmericanAir, @

USAirways and @USemployees, and on Facebook

(AmericanAirlines and US Airways)

Questions: corp.comm@aa.com or

corporate.communications@usairways.com

Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/ Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Arrivals March 20, 2013 ISSUE 5

Editor: Liz Landau, liz.landau@usairways.com past issues available on new Jetnet and wings

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